787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 23, 2018

VIA EDGAR

John Grzeskiewicz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds V (File Nos. 333-224371 and 811-23339)

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Funds V (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on May 18, 2018, regarding the Registrant’s initial Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which was filed with the Commission on April 20, 2018 (the “Registration Statement”), with respect to BlackRock Core Bond Portfolio, BlackRock Credit Strategies Income Fund, BlackRock Emerging Markets Bond Fund, BlackRock Emerging Markets Flexible Dynamic Bond Portfolio, BlackRock Emerging Markets Local Currency Bond Fund, BlackRock Floating Rate Income Portfolio, BlackRock GNMA Portfolio, BlackRock High Yield Bond Portfolio, BlackRock Inflation Protected Bond Portfolio, BlackRock Low Duration Bond Portfolio, BlackRock Strategic Income Opportunities Portfolio and BlackRock U.S. Government Bond Portfolio, each a series of the Registrant (each, a “Fund” and collectively, the “Funds”).

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. An amendment to the Registration Statement (the “Pre-Effective Amendment”), which reflects changes made in response to the Staff’s comments along with changes made to update certain other information in the Registration Statement, has been filed contemporaneously. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment No. 1:

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 1:	The Registrant acknowledges its responsibility.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

July 23, 2018

Comment No. 2:	With respect to each Fund, please provide a completed fee table, expense example and performance bar chart and table to the Staff prior to the effectiveness of the Registration Statement.

Response No. 2:	A completed fee table, expense example and performance bar chart and table with respect to each Fund have been incorporated into the Pre-Effective Amendment, which has been filed contemporaneously with this letter.

Comment No. 3:	Please confirm whether the waivers made by BlackRock and disclosed in the footnotes of the subsection of each Prospectus entitled “Fund Overview – Fees and Expenses of the Fund” are subject to recoupment from each Fund. If so, please disclose the terms and conditions of the recoupment in the applicable footnote.

Response No. 3:	The Registrant confirms that with respect to the contractual waiver on Total Annual Fund Operating Expenses, BlackRock may recoup expense reimbursements and/or waived fees from each Fund, as noted in the relevant footnote to the Fund’s fee table. While the Registrant respectfully declines to add disclosure with respect to the terms and conditions of the recoupment in the relevant footnote to each Fund’s fee table, this disclosure is included in Item 10 of each Prospectus.

Comment No. 4:	Please confirm that any waivers made by BlackRock and disclosed in the footnotes in the subsection of each Prospectus entitled “Fund Overview – Fees and Expenses of the Fund” will remain in place for at least one year from the effective date of the Registration Statement.

Response No. 4:	The Registrant confirms that any waivers made by BlackRock and disclosed in the above-referenced subsection will remain in place for at least one year from the effective date of the Registration Statement.

Comment No. 5:	If a Fund may invest in asset-backed securities, please explain to the Staff the types of asset-backed securities in which the Fund may invest and the extent to which the Fund will invest in such securities. In addition, please confirm whether each Fund will invest in non-agency, below investment-grade commercial mortgage-backed securities (“CMBS”) and/or residential mortgage-backed securities (“RMBS”) and the extent to which the Fund will invest in such securities.

Response No. 5:	BlackRock Core Bond Portfolio may invest in asset-backed securities, including but not limited to those backed by auto loans, credit card receivables, student loans or consumer loans, as part of its principal investment strategies. The Fund does not invest in securities that are rated below investment-grade at the time of purchase, including non-agency, below investment-grade CMBS and/or RMBS.

BlackRock Credit Strategies Income Fund currently invests a de minimis amount in asset-backed securities, including but not limited to those backed by whole business

July 23, 2018

loans, collateralized debt obligations or home equity loans. The Fund currently invests less than 5% of its assets in non-agency, below investment-grade CMBS and/or RMBS, although it may increase its investments in such instruments in the future.

BlackRock Emerging Markets Bond Fund, BlackRock Emerging Markets Flexible Dynamic Bond Portfolio, BlackRock Emerging Markets Local Currency Bond Fund and BlackRock GNMA Portfolio do not currently intend to invest in asset-backed securities or non-agency, below investment-grade CMBS and/or RMBS.

BlackRock Floating Rate Income Portfolio and BlackRock High Yield Bond Portfolio currently intend to invest a de minimis amount in asset-backed securities and non-agency, below investment-grade CMBS and/or RMBS.

BlackRock Inflation Protected Bond Portfolio does not currently invest in asset-backed securities or non-agency, below investment-grade CMBS and/or RMBS, although it may do so in the future.

BlackRock Low Duration Bond Portfolio may invest in asset-backed securities, including but not limited to those backed by auto loans, credit card receivables, student loans, or consumer loans, as part of its principal investment strategies. The Fund may invest up to 20% of its assets in below-investment grade bonds, including non-agency, below investment-grade CMBS or RMBS.

BlackRock Strategic Income Opportunities Portfolio may invest in asset-backed securities, including but not limited to those backed by auto loans, credit card receivables, student loans or consumer loans, as part of its principal investment strategies. There is no credit quality limitation on the Fund’s investments.

BlackRock U.S. Government Bond Portfolio currently invests less than 5% of its assets in asset-backed securities including but not limited to those backed by auto loans, credit card receivables, student loans or consumer loans. The Fund does not invest in below investment-grade securities.

Comment No. 6:	If a Fund has an 80% test, please confirm whether derivatives will be used in the calculation of the Fund’s 80% test. If so, please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of the Fund’s 80% test.

Response No. 6:	The Registrant confirms that derivatives are used in the calculation of the 80% test for each of BlackRock Emerging Markets Bond Fund, BlackRock Emerging Markets Flexible Dynamic Bond Portfolio and BlackRock Emerging Markets Local Currency Bond Fund, and that under normal circumstances each such Fund intends to value derivatives using the mark-to-market value for purposes of its respective 80% test.

July 23, 2018

Comment No. 7:	Please confirm that none of the Funds will be sold to the public until after the Reorganizations are completed.

Response No. 7:	The Registrant confirms that the Funds will not be sold to the public until after the Reorganizations are completed.

Comment No. 8:	Please describe how each Fund values the derivative instruments in which it invests for purposes of the Fund’s balance sheet.

Response No. 8:	Each Fund marks to market the derivatives in which it invests on a daily basis based on the Fund’s valuation policies and procedures. The Registrant notes that details on the methodology utilized for various types of derivatives is included in the Notes to Financial Statements in each Fund’s annual report to shareholders.

Comment No. 9:	If a Fund invests in collateralized loan obligations (“CLOs”), please disclose the extent to which the Fund invests in CLOs and the valuation and liquidity risks related to such investments. In addition, please confirm whether the Fund treats CLOs as illiquid investments subject to the 15% limit on illiquid investments.

Response No. 9:	The Registrant notes that each Fund is permitted to invest in CLOs, as disclosed in each Fund’s prospectus and/or Statement of Additional Information (“SAI”).

Each of BlackRock Credit Strategies Income Fund, BlackRock Floating Rate Income Portfolio, BlackRock High Yield Bond Portfolio and BlackRock Strategic Income Opportunities Portfolio may invest in CLOs as part of its principal investment strategies. Each of BlackRock Core Bond Portfolio and BlackRock Low Duration Bond Portfolio may invest up to 10% of its assets in CDOs, including CLOs, as disclosed in its “Other” investment strategies. BlackRock Emerging Markets Bond Fund, BlackRock Emerging Markets Flexible Dynamic Bond Portfolio, BlackRock Emerging Markets Local Currency Bond Fund, BlackRock GNMA Portfolio and BlackRock Inflation Protected Bond Portfolio do not currently invest in CLOs, although they may do so in the future. BlackRock U.S. Government Bond Portfolio invests in CLOs, as disclosed in its SAI.

The Registrant submits that the risks related to such investments are addressed under “Collateralized Debt Obligations Risk” or “Collateralized Bond Obligations Risk” in each Fund’s prospectus, where such instruments are utilized as a principal or “Other” investment strategy, as well as in the Statement of Additional Information for each Fund under “Investment Risks and Considerations – Collateralized Debt Obligations.” The Registrant notes that while the majority of the CLOs in which the Funds currently invest are not deemed to be illiquid

July 23, 2018

investments, certain CLOs may be characterized as illiquid, as disclosed in the Funds’ prospectuses and SAIs, and would be subject to the 15% limit on illiquid investments.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding a Fund.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Benjamin Archibald, Esq., BlackRock Advisors, LLC

Janey Ahn, Esq., BlackRock Advisors, LLC

Gladys Chang, Esq., BlackRock Advisors, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP